Voice Over for Fundable Sizzle Real Script

GolfBoard has quickly become one of the most celebrated and disruptive products in the game today. Invented by big wave surfer Laird Hamilton and fitness industry icon Don Wildman, Golfboard has an unparalleled opportunity to reshape and grow the game of golf by allowing players to Surf the Earth.

Designed and distributed by Sol Board Inc., and made in the USA, there already more than 200 GolfBoarding courses worldwide. GolfBoard has been greatly endorsed by industry key influencers, winning the coveted PGA's Best New Product Award, as well as the Golf Digest Best Club Transport Award.

A media darling, Golfboard has benefited extensively from national media coverage including, the Golf Channel, Wall Street Journal, CBS This Morning, Fox Business News, CNBC, and CNN's Living Golf, just to name a few. As a result, GolfBoard viral videos have generate over 35 million views creating immediate worldwide awareness and demand.

GolfBoard has energized the game by attracting a whole new audience of young millennials, as well as being strongly embraced by both the x-generation and baby boomers. Increasing pace of play, boosting rounds played and providing valuable new revenue streams for golf course operators.

With more than 15,000 US golf courses, and 30,000 courses worldwide, GolfBoard is uniquely positioned for massive growth. However, the company's growth is not limited to just GolfBoard, with plans to leverage our proprietary technology to expand into high potential new markets such as resorts, industrial, and all-terrain applications.

With the path already paved, our journey has just began, so now is the time to join the GolfBoard revolution. GolfBoard - Surf The Earth

GOLFBOARD HERO VIDEO TRANSCRIPT

CHRISTINA:

I think the GolfBoard is one of the best things that has been added to the game recently. It was a lot fun. It made the game go so much faster.

CHRISTOPHER:

Here's the deal with the GolfBoard. Anybody can ride it - it's great. It's not just for young people it's for people of all ages in fact - the older demographic are huge users of GolfBoard. It's a lot of fun. It's easy to learn to do, and it makes the game so much faster.

LAIRD:

It's all about, you know, how much fun can you have and you know this is something that when we were younger we used to take our skateboards and try to - you know - get on the golf cart path because it was the only place you could ride one and you usually get in trouble and now you can actually rent one and go ride it.

DOUG:

My first time I saw the GolfBoard rippin' around and surfin' around on the golf course I thought it would be too much and it wasn't safe enough for me. But after riding on the GolfBoard myself, I noticed and I realized that anyone and everyone can use the GolfBoard.

CHRISTINA:

You know my dad used it the other day and my dad's been a PGA Pro for 40 - 50 years now and he really enjoyed it and he said he thought it would take away from the game but he actually thought it added to it.

LAIRD:

One of the difficulties that golf has gone through is just that it takes so long to play golf. And the GolfBoard allows you to speed the play up.

CHRISTINA:

Absolutely now the PGA of America and you know, First Tee, everyone's talking about you know the speed of play of golf, making the game a lot more fun, keeping it under four hours

CHRISTOPHER:

Pace of play is a huge issue in golf right now it's one of the things that drives people away from the game and the golf course. GolfBoard answers that question. As a long time speed golfer it's one of the reasons I started playing it's a lot more fun I didn't have time for 5 hour rounds of golf. GolfBoard - you can play fast, have fun, play better.

DOUG:

Playing on a GolfBoard allows you to play much faster. Myself as a golf professional, I like to read my putts I like to take my time and that usually makes a 4 or 5 hour round of golf. But being on a GolfBoard, I can play in under 4 hours and get on to my next activity for the day.

LAIRD:

And get an incredible leg workout. If you ride the board for 18 holes - I mean, you'll definitely feel your legs after that.

CHRISTOPHER:

Different than walking, it's way better than riding in a cart, it allows you to get some exercise - some real exercise - and actually some exercise that'll help your golf game and your golf swing, all while playing at a much faster pace.

LAIRD HAMILTON INTRODUCES GOLFBOARD TRANSCRIPT

MIKE:

What if you could preserve the traditional game of golf, but change the way you experience it? Instead of walking or riding in a cart, GolfBoard gives you a more adventurous way to play. With a GolfBoard, you can play 18 holes of golf on a single charge, you can climb the steepest hills found on any golf course, and you can load it down with a heavy bag of clubs and even get a core workout - just like you experience when snowboarding and surfing.

LAIRD:

I think that the GolfBoard definitely creates the opportunity to experience the terrain from a whole new perspective. I think the GolfBoard allows you to kind of surf the turf as they say, or just experience the course in a way or the land in a way that you wouldn't normally. I think standing up and being on a board and being able to use the topography and kind of create a rhythm and a flow of movement through a green canvas - you know in my case I'm always on the blue water canvas - and this is just an opportunity to kind of bring that experience of the ocean and that sensation into the earth.

MIKE:

The discussions we have with greenskeepers, club pros, and spending time on the golf course with our product has helped us design a board that has less impact on the turf than a traditional golf cart. You can use the bag mount and stability handle that has room for all your golf essentials, like drinks, snacks and gear. It also holds your bag securely and provides you with an extra point of stability. You can carry your bag, and ride on the open deck or use the optional foot straps.

DON:

When I'm out on the course now, I feel like in the summertime I'm still snowboarding, but I'm playing golf at the same time so it's like a win-win deal. If I get done at the end of the day I go 'Man I made some good turns - it was fun. And I might have hit a few good balls along the way.' And so it's a double-win.

MIKE:

The response we get riding at our local courses and the comments online have been incredible. It has kept us fired up and moving through the design process.

CHRIS:

Tetherow - we're not your grandfather's country club. I don't want to be like my grandfather's country club. I think the golf industry needs some kind of fun, exciting changes. When you see the spill offs and the bumps and the humps around here and ride the GolfBoard around that it's almost like this course was made - designed to be a GolfBoard skate course it's kind of a blast. It's just so much fun out here. So stable - so fun. If you've snowboarded or surfed it's way more stable than that and you can make and carve the turns and have yourself a blast out there. Up and down hills and all that stuff it's just awesome.

JOHN:

Hi. My name is John Wildman, Chief Marketing Officer for GolfBoard, and my job is really easy, because GolfBoard is a product that truly sells itself. GolfBoard is going to change the way golf is played worldwide, and generate a boom in the golf industry greater than anything before. Just take a GolfBoard to any course or resort, and you'll see firsthand the overwhelming interest. Young or old, experienced surfer or first-time boarder, everyone who sees the GolfBoard wants to give it a try. Better yet, after just a few minutes of riding a GolfBoard, you're a GolfBoarding fan for life.

Why would anyone want to passively sit in a golf cart, when you can now enjoy Surfing the Earth from shot to shot? With a GolfBoard, enjoying the ride is as much fun as hitting a perfect drive. With action-adventure sports becoming the fastest-growing segment of recreational activity, GolfBoard has the potential to attract more players to the game of golf than any previous innovation.

JEFF:

Hi I'm Jeff Dowell, Chief Operating Officer for GolfBoard, and I'm proud to be leading the development of this exciting new technology. Environmentally friendly, easy to learn, and very safe to use, GolfBoarding is quickly becoming one of the fastest growing new sports worldwide. The GolfBoard speeds up the game, has far less impact on the course than a golf cart, and allows golfers to surf the course, in a way that feels similar to snowboarding or surfing. Our goal is to see GolfBoarders returning time and time again, to enjoy surfing the earth.

Thank you for introducing GolfBoard at your club. If you have any success stories or suggestions, you can reach me at jeff @ golfboard.com.